13013772

AB
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Longwater Drive, Suite 103
(No. and Street)

Norwell (City) MA (State) 02061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ranjit Suryvanshi 617-245-1676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf + Co., P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EK
3/11/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul I Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowen Advisors, Inc, as of February 20, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICIA B. CARLONI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 10, 2017

Signature

President
Title

Alicia B Carloni
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Bowen Advisors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Shareholder of Bowen Advisors, Inc.:

We have audited the accompanying financial statements of Bowen Advisors, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information presented on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 13, 2013

Bowen Advisors, Inc.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$ 229,021
Accounts receivable, net	254,654
Investments	303,548
Prepaid expenses	11,622
Property and equipment, net	39,878
Total assets	$ 838,723

Liabilities and Shareholder's Equity

Accounts payable	$ 34,887
Accrued retirement plan contribution	58,139
Accrued compensation	53,948
Unearned revenue	23,153
Other current liabilities	38,414
Total liabilities	208,541
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in-capital	13,492
Retained earnings	615,890
Total shareholder's equity	630,182
Total liabilities and shareholder's equity	$ 838,723

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Income

Year Ended December 31, 2012

Revenue:	
Consulting services	$ 1,039,321
Success fees	871,235
Reimbursed expenses	53,945
Total revenue	1,964,501
Expenses:	
Salaries, bonuses and commissions	819,535
Officer's compensation	477,247
Professional fees	84,161
Rent and other office costs	83,256
Payroll taxes	71,998
Insurance	65,944
Retirement plan contribution	59,952
Employee benefits	59,726
Reimbursed travel and other direct expenses	53,945
Travel and entertainment	31,198
On-line research subscriptions	24,000
Marketing	21,717
Computer-related expenses	17,817
Depreciation	13,018
Other expenses	9,597
Telephone	3,140
Total expenses	1,896,251
Other income:	
Unrealized gain on investments	196,315
Interest income	568
Total other income	196,883
Net income	$ 265,133

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Shareholder's equity at December 31, 2011	$ 800	$ 13,492	$ 350,757	$ 365,049
Net income	-	-	265,133	265,133
Balance at December 31, 2012	$ 800	$ 13,492	$ 615,890	$ 630,182

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 265,133
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investments	(196,315)
Depreciation	13,018
Success fees received in the form of investments	(7,500)
Bonus paid in the form of investments transferred	35,104
Changes in operating assets and liabilities:	
Accounts receivable	(138,420)
Prepaid expenses	3,898
Accounts payable	34,482
Accrued retirement plan contribution	640
Accrued compensation	9,947
Unearned revenue	(6,947)
Other accrued liabilities	(4,661)
Net cash provided by operating activities	8,379
Cash flows from investing activities:	
Purchases of property and equipment	(11,143)
Purchase of investments	(30)
Net cash used by operating activities	(11,173)
Net decrease in cash and cash equivalents	(2,794)
Cash and cash equivalents at beginning of year	231,815
Cash and cash equivalents at end of year	$ 229,021
Supplemental disclosure of non-cash investing activities:	
Success fees received in the form of investments	$ 7,500
Bonus paid in the form of investments transferred	$ 35,104

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Notes to Financial Statements

Year Ended December 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 44% of total revenue for the year ended December 31, 2012. Revenue from a single customer represents 14% of total revenue and three customers represent 37% of total revenue for the year ended December 31, 2012.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and other services on a monthly basis as work is performed. The Company recognizes success fees associated with private placements and merger and acquisition transactions as earned, which is generally at the closing of the underlying transaction. Success fees received in the form of equity instruments and reported as investments in the statement of financial condition are recorded at the fair value of the instrument or the services, whichever is more reliably measurable. Subsequent changes in fair value are recorded as unrealized gains or losses in the statement of income. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket when such expenses have been incurred and invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $7,457 for doubtful accounts at December 31, 2012.

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value (concluded)

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2012.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2012.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2008.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. INVESTMENTS

At December 31, 2012, investments of $303,548 consist of $259,906 worth of common stock of a public company ("Company A"), $36,142 worth of restricted Class B preferred stock in a private company ("Company B"), and $7,500 worth of warrants to purchase common stock in a private company ("Company C"). Changes in the fair value of these investments including the change in value associated with the impact of the exchange rates on Company B shares denominated in a foreign currency are reported in the statement of income. See Notes 2 and 5.

The Company's investments expose it to various types of risk such as market, credit and general economic risks. Investments in foreign securities introduce additional risks including, but not limited to, repatriation restrictions, currency valuation, adverse political and social developments and varying degrees of market regulation. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2012:

Furniture and fixtures	$ 40,644
Office equipment	37,491
Less accumulated depreciation	(38,257)
	$ 39,878

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ -	$ -	$ 303,548	$ 303,548

Level 3 assets represent three holdings. See Note 3. Company A was valued by discounting their publicly-traded share price for restrictions on the sale of the shares. For Company B, a discount was applied to the pricing of the most recent round of financing to account for the lack of marketability of these private-company shares, in addition to the underlying company's performance since the most recent round of financing. For Company C, the estimated fair value of services rendered to acquire the warrants was deemed to be the most reliable measurement of fair value.

The following table presents additional information about the valuation of Level 3 investments as of December 31, 2012.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Input	Quantitative Unobservable Input
Restricted common stock	$ 259,906	Discounted market price	Discounted for restruction sale	30%
Restricted preferred stock	36,142	Discounted cost of capital	Discounted for lack of marketability and deteriated	50%
Warrants to purchase common stock	7,500	Value of services rendered	Comparable service revenue	-

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2011	$ 134,807
Purchases	30
Revenue received in the form of warrants to purchase common stock	7,500
Transfer to employee	(35,104)
Net unrealized gain	196,315
Balance as of December 31, 2012	$ 303,548
Change in net unrealized gains/losses for investments held at December 31, 2012	$ 196,315

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $59,952 for the year ended December 31, 2012.

7. COMMITMENTS

The Company leases office space in Rockland, Massachusetts, under the terms of a non-cancelable operating lease which expires in February 2015. The Company has the option to extend the lease for an additional three years subject to an adjustment of base rent to the then fair value, as defined. Rent expense under this lease totaled $58,638 for the year ended December 31, 2012.

Future minimum non-cancelable lease payments, excluding provisions for operating costs and tax escalation charges, are as follows:

Years Ending December 31,	Amount
2013	$ 64,311
2014	65,925
2015	11,032
	$ 141,268

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $20,478 which is $6,575 in excess of its required net capital of $13,903. At December 31, 2012, the Company's ratio of aggregate indebtedness to capital was 10.18 to 1.

Bowen Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 630,182
Less: non-allowable assets:	
Accounts receivable	254,654
Investments	303,548
Prepaid expenses	11,622
Property and equipment, net	39,878
Total non-allowable assets	609,702
Less: hair cuts on securities	(2)
Net capital	$ 20,478

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 13,903
Excess net capital	$ 6,575
Aggregate indebtedness	$ 208,541
Percentage of aggregate indebtedness to net capital	1018%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2012.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder of Bowen Advisors, Inc.:

In planning and performing our audit of the financial statements of Bowen Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule l7a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule l7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
February 13, 2013

WOLF
& COMPANY, P.C.

Independent Accountant's Report

To the Shareholder of
Bowen Advisors, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Bowen Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bowen Advisors Inc.'s compliance with the applicable instructions of the Form SIPC-7. Bowen Advisors Inc.'s management is responsible for Bowen Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 13, 2013